EXHIBIT 99.1

Press Release

Eltek Announces Closing of Sale of 3,532,655
Ordinary Shares to Nistec Ltd. for $4.2 Million.

PETACH-TIKVA, Israel, November 1, 2013 -- Eltek Ltd., (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced the closing of its sale of 3,532,655 ordinary shares to Nistec Ltd. ("Nistec"), a leading provider of electronic manufacturing services and design services.

Contemporaneously, Nistec also acquired all of the ordinary shares held by Eltek's principal shareholder, Mr. Yossi Maiman. As a result of both transactions, Nistec is now Eltek’s majority shareholder, holding 50.5% of its outstanding shares.

Arieh Reichart, President and Chief Executive Officer of Eltek commented, "This capital investment in Eltek is very important to us. We are very pleased that we are now in a position to move forward with our long-term growth plans and to begin to realize our growth potential and to improve production efficiency and competitiveness. We look forward to working with Yitzhak Nissan and his team at Nistec."

Yitzhak Nissan, CEO and owner of Nistec commented, "I believe that our investment will greatly support Eltek's growth strategy and look forward to working with Eltek's management to provide more value to our customers and shareholders."

"I welcome the new members to Eltek's board of directors, Messer's David Rubner, Gavriel Meron and Mordechai Marmorstein, who bring many years of experience in various high-tech companies, which will now be available to us. I am pleased that Mr. Erez Meltzer has agreed to continue his service on our company’s board of directors and together with the new board members we have an excellent team that can greatly contribute to the strategy and growth of Eltek."Mr. Nissan concluded.

About Eltek

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit

Eltek's web site at www.eltekglobal.com.

About Nistec Ltd.

Nistec is a leader in the delivery of innovative electronics manufacturing & design services. Founded in 1985, Nistec provides one-stop-shop solutions for electronics outsourcing. Nistec's comprehensive line of services starts with NPI (new product introduction) and continues through PCB layout design and board assembly, all the way to full turn-key solutions. Nistec's team, technology and work process reflect its commitment to excellence, which guarantees its customer's a competitive edge in manufacturing performance, quality and cost. With three manufacturing plants in Israel and 460 skilled employees, Nistec serves more than 300 customers in diverse industries such as telecommunications, RF, medical, defense and aerospace. Nistec's unique suite of solutions spans the entire product lifecycle – from design, manufacturing and systems integration, to order fulfillment and after-market services. For more information, visit Nistec's web site at www.nistec.com

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Contact:

Amnon Shemer
V.P. Finance & CFO
Eltek ltd

amnons@eltek.co.il | www.eltekglobal.com
Tel: +972 3 939 5023 | Fax: +972 3 934 2584 |